UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enter into Certain Material Agreements in Connection with A PIPE Transaction

On August 13, 2026, Li Bang International Corporation Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) relating to the issuance and sale of an aggregate of 88,235 shares (the “Purchased Shares”) of the Company’s Class B ordinary shares, par value US$0.002 per share (“Class B Ordinary Shares”), at a price of $3.40 per share for an aggregate purchase price of $300,000 (the “PIPE Transaction”), with each of Maple Huang Holdings Limited (an entity wholly owned and controlled by Feng Huang (“Mr. Huang”), the Company’s chief executive officer and chairman of the board of directors (the “Board”) of the Company) and Funa Lee Holdings Limited (an entity wholly owned and controlled by Funa Li (“Ms. Li”), the Company’s director and Mr. Huang’s spouse). A copy of the form of the Securities Purchase Agreement is attached hereto as Exhibit 10.1.

The PIPE Transaction involved related parties of the Company, and for such reason the disinterested members of the Board, acting at a duly convened meeting of the Board and by unanimous vote of the disinterested members present, approved the PIPE Transaction in accordance with applicable law, the Company’s organizational documents and rules of The Nasdaq Stock Market (“Nasdaq”).

The Securities Purchase Agreement contains certain representations and warranties by the Company and each purchaser, closing conditions (including an opinion of the Company’s Cayman Islands counsel confirming that the Company may follow Cayman Islands home country practice in lieu of the shareholder approval requirements under Nasdaq Listing Rule 5635(b) applicable to change-of-control transactions, the accuracy of each party’s representations and warranties, and the performance by each party of its obligations thereunder), as well as termination provisions.

The foregoing summaries of the Securities Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the form of the Securities Purchase Agreement filed as Exhibits 10.1 hereto and incorporated by reference herein.

Unregistered Sales of Equity Securities.

The offer and issuance of the Purchased Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchased Shares were issued in a private placement in reliance upon exemptions from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The Purchased Shares issued constitute “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The Class B Ordinary Shares are not listed for trading on Nasdaq or any other national securities exchange, and no public trading market currently exists for the Class B Ordinary Shares.

Neither this Report of Foreign Private Issuer on Form 6-K (this “Report”) nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy any securities of the Company.

Closing of the PIPE Transaction

Closing of the PIPE Transaction occurred on August 17, 2026, in accordance with the terms and conditions set forth in the Securities Purchase Agreement. The Company received an aggregate of approximately $300,000 in gross proceeds for the issuance of an aggregate of 88,235 Purchased Shares the purchasers. The Company intends to use the proceeds from the PIPE Transaction for general corporate purposes, including working capital.

Incorporation By Reference

This Report is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291772) (the “Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Li Bang International Corporation Inc.

Date: August 19, 2026	By:	/s/ Liang Xia
Liang Xia
Chief Financial Officer